Exhibit 10.5

HUNT MINING CORP.

EXECUTIVE EMPLOYMENT AGREEMENT

OF

TIMOTHY R. HUNT

Dated Effective ______________, 2013

HUNT MINING CORP.

EXECUTIVE EMPLOYMENT AGREEMENT

OF

TIMOTHY R. HUNT

Dated Effective ________________, 2013

THIS EXECUTIVE EMPLOYMENT AGREEMENT (“Agreement”) is made by and between HUNT MINING CORP., a Canadian corporation (“Corporation”), with its principal offices located at 108 N. Washington, Suite 302, Spokane, WA 99201 and Timothy R. Hunt (“Hunt”), an individual, residing at Spokane, Washington.

BACKGROUND

A.           HUNT has provided valuable services to the Corporation and is considered integral to further the growth, development, and financial success of the Corporation.

B.           Corporation desires to continue to retain the services of HUNT as Executive Chairman of the Corporation and in so doing benefit from his professional and dedicated services essential to the long range success of the Corporation.

C.           Corporation and HUNT desire to enter into this Agreement to set forth all applicable terms and conditions of the employment relationship between the Corporation and HUNT.

NOW, THEREFORE, in consideration of mutual covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.           Employment of HUNT.  Corporation continues to employ HUNT and HUNT continues to accept employment, upon the terms and conditions set forth in this Agreement.

1.1           Term.  The Executive’s term of employment under this agreement (such term of employment, as it may be extended or terminated, is herein referred to as the “Employment Term”) shall be for a term commencing on the Effective Date and, unless terminated earlier as provided in Section 3 hereof, ending on the anniversary of the Effective Date (the “Original Employment Term”), provided that the Employment Term shall be automatically extended, subject to earlier termination as provided in Section 3 hereof, for successive additional one (1) year periods (the “Additional Terms”), unless, at least 30 days prior to the end of the Original Employment Term or the then Additional Term, the Company or the Executive has notified the other in writing that the Employment Term shall terminate at the end of the then current term.

1.2           Duties.  HUNT shall perform all duties incident to the position of Executive Chairman, as well as any other duties as may from time to time be assigned by the Board of Directors of the Corporation, or their designee, and shall abide by all bylaws, policies, practices, procedures, or rules of the Corporation.

1.3           Exclusive Services and Best Efforts.  HUNT shall devote his best efforts, energies and skill to the discharge of the duties and responsibilities attributable to his position, and to this end, he will devote his full time and attention exclusively to the business and affairs of the Corporation. HUNT shall not take personal advantage of any business opportunities that arise during his employment and that may benefit the Corporation. All material facts regarding such opportunities must be promptly reported to the Board of Directors of the Corporation for consideration by the Corporation. All business revenues, commissions or fees produced or transacted through the efforts of HUNT are the sole and exclusive property of the Corporation. HUNT will have no right to the business of the Corporation or to share in any revenues, commissions, or fees resulting from the conduct of the business other than the compensation, rights and benefits provided for in this Agreement.

2.           Compensation. Rights and Benefits.  As compensation for all services rendered to the Corporation during the term of this Agreement, in whatever capacity rendered, including any service as an officer or director of the Corporation, HUNT shall have and receive the following compensation, rights, and benefits:

2.1           Base Salary.  During the employment term, the Corporation shall pay HUNT the initial base salary at a rate of Once Hundred and Twenty Five Thousand Dollars ($125,000.00) per annum, payable in equal installments at such payment intervals as are the usual custom of the Corporation, but not less often than monthly. The base salary shall be periodically reviewed by the Board of Directors, and at their discretion may be increased during the term of this Agreement.

2.2           Benefit Plans.  During the employment term and as otherwise provided herein, HUNT and his dependents shall be entitled to participate in any and all employee welfare and health benefit plans (including, but not limited to, life insurance, health and medical, dental and disability plans), and other employee benefit plans, including but not limited to, qualified pension plans, 401(k) Plan and Stock Grant Plan established by the Corporation from time to time for the benefit of its employees. HUNT shall be required to comply with the conditions attendant to coverage by such plans and shall comply with and be entitled to benefits only in accordance with the terms and conditions of such plans as may be amended from time to time. Long Term Disability Insurance. During the term of this Agreement, the Corporation agrees to provide HUNT with additional compensation to assist in purchasing a long term disability insurance policy.  HUNT shall be the sole owner of the policy and shall be solely responsible to the insurance company for premiums on the policy. Premiums on such disability insurance shall be reimbursed by the Corporation to HUNT up to an amount not to exceed ___$6,000____ Dollars annually. HUNT shall be solely responsible for all federal, state and local taxes, if any, on the reimbursement of premiums on such insurance on his behalf by the Corporation.

2.3           Long Term Disability Insurance. During the term of this Agreement, the Corporation agrees to provide HUNT with additional compensation to assist in purchasing a long term disability insurance policy.  HUNT shall be the sole owner of the policy and shall be solely responsible to the insurance company for premiums on the policy. Premiums on such disability insurance shall be reimbursed by the Corporation to HUNT up to an amount not to exceed ___$6,000____ Dollars annually. HUNT shall be solely responsible for all federal, state and local taxes, if any, on the reimbursement of premiums on such insurance on his behalf by the Corporation.

2.4           Health Insurance.  During the term of this Agreement, the Corporation agrees to provide HUNT with additional compensation to assist in purchasing health insurance coverage for HUNT and his dependents. HUNT shall be solely responsible to the insurance company for premiums on the policy. Premiums on such health insurance shall be reimbursed by the Corporation to HUNT up to an amount not to exceed eighteen thousand ($18,000.00) Dollars annually. HUNT shall be solely responsible for all federal, state and local taxes, if any, on the reimbursement of premiums on such insurance on his behalf by the Corporation.

2.5           Life Insurance.  During the term of this Agreement, the Corporation agrees to provide HUNT with additional compensation to assist in purchasing life insurance cover on the life of HUNT in the face amount of Once Hundred Twenty Five Thousand Dollars ($125,000.00). HUNT shall be solely responsible to the insurance company for premiums on the policy. Premiums on such life insurance shall be reimbursed by the Corporation to HUNT up to an amount not to exceed twelve hundred ($1,200.00) Dollars annually. HUNT shall be solely responsible for all federal, state and local taxes, if any, on the reimbursement of premiums on such insurance on his behalf by the Corporation.

2.6           Paid Time Off and Other Benefits.  HUNT is currently entitled to twenty (20) days of paid time off: Said paid time off shall increase by five (5) days per annum commencing two (2) years from the date of this Agreement and accrue by five (5) days per annum every two (2) years thereafter. Paid time off shall increase to such time HUNT has accrued six (6) weeks, at such time he will have accrued the maximum allowed under the Company’s paid time off policy.  In addition thereto, HUNT is entitled to payment or reimbursement of all reasonable, ordinary, and necessary business expenses incurred by HUNT in the performance of his responsibilities and the promotion of Corporation’s businesses, including, without limitation, air travel and lodging, automobile and related expenses, and cellular phone charges. HUNT shall submit to the Corporation periodic statements of all expenses so incurred. Subject to such audits as the Corporation may deem necessary, the Corporation shall reimburse HUNT the full amount of any such expenses advanced by him in the ordinary course of business.

3.           Termination of Service and this Agreement.  The employment of HUNT by the Corporation in this Agreement shall terminate upon the occurrence of any of the following events:

3.1           Death.  HUNT’s employment with Corporation and this Agreement shall terminate on the date of HUNT’s death, in which event the base salary, incentive bonus stock appreciation right, benefits, paid time off and reimbursable expenses owing to HUNT through the date of his death shall be paid to his estate. HUNT’s estate will not be entitled to any other compensation under this Agreement and the Corporation shall have no further obligation or liability to his estate.

3.2           Disability.  If during the employment term, HUNT becomes unable to perform substantially all of the duties and services required of him under this Agreement for a period of sixty (60) consecutive days during any 12-month period due to physical or mental illness or incapacity in the opinion of a medical doctor, the Corporation may, upon at least ten (10) days’ prior written notice given at the time after the expiration of such sixty (60) day period, notify HUNT of its intention to terminate this Agreement as of the date set forth in the notice. The date of termination in the notice shall be after the waiting period required under any applicable disability insurance coverage maintained by HUNT as set forth above. In case of such termination, HUNT shall be entitled to receive base salary, incentive bonus, stock appreciation right, benefits, paid time off and reimbursable expenses owing to HUNT through the date of termination in addition to any and all benefits set forth above.

3.3           Termination Without Cause.  Either party may terminate this Agreement without cause upon thirty (30) days’ written notice. Upon such termination by HUNT, the Corporation shall be released from any and all further obligations under this Agreement, except that the Corporation shall be obligated to pay HUNT his base salary, incentive bonus, stock appreciation right, benefits, paid time off and reimbursable expenses owing to HUNT through the date on which his employment is terminated. HUNT’s obligations of noncompetition and nondisclosure of confidential information under Section 4 of this Agreement shall continue pursuant to the terms and conditions of this Agreement. If the Corporation terminates this Agreement without cause, HUNT shall receive as a severance benefit the equivalent of the twenty-four (24) months at his highest salary and incentive bonus, at the Date of Termination, less deductions required by law, payable immediately following the termination date, without interest, if, and only if, HUNT signs a valid and general release or all claims against the Corporation in a form provided by the Corporation.

3.4           Change of Control.  In the event there occurs a “Change of Control” (as defined below) of the Corporation and within a period of six (6) months thereafter, HUNT has been terminated without cause or constructively terminated, HUNT will be entitled to two (2) years’ salary, a payment in an amount which shall be calculated on the basis of twenty-four (24) months of HUNT’s highest salary paid plus accrued but unused paid time off at the Date of Termination or Date of Resignation, less deductions required by law, payable immediately following the termination date. For purposes of this Agreement, “Change of Control”· means:

(a)           Any change in the holding of the shares in the capital of the Corporation as a result of which an entity or group of entities acting jointly or in concert (whether by means of a shareholder agreement or otherwise) or entities associated or affiliated with any such entity or group other than HUNT and HUNT’s associates becomes the owner, legal or beneficial, directly or indirectly, of fifty percent (50%) or more of the shares in the capital of the Corporation or exercises control or direction over fifty percent (50%) or more of the shares in the capital of the Corporation; or

(b)           a sale, lease or other disposition of all or substantially all of the property or assets of the Corporation (other than to an affiliate which assumes all of the obligations of the Corporation to HUNT including the assumption of this Agreement); or

(c)           a reorganization, amalgamation or merger (or plan of arrangement in connection with any of the foregoing), other than solely involving the Corporation and one of more of its affiliates, with respect to which substantially all of the persons where the beneficial owners of the shares in the capital of the Corporation immediately prior to such reorganization, amalgamation, merger or plan or arrangement do not, following any such event, beneficially own, directly or indirectly, more than fifty percent (50%) of the aggregate voting power of all outstanding equity shares of the Corporation or the voting power of all outstanding equity shares of any applicable surviving entity of the Corporation as a result of such transaction; or

(d)           a change in the composition of the Board of Directors which occurs at a single meeting of the shareholders of the Corporation or upon the execution of a shareholder’s resolution, such that individuals who are members of the Board of Directors immediately prior to such meeting or resolution cease to constitute a majority of the Board of Directors, without the Board of Directors, as constituted, immediately prior to such meeting or resolution, having approved of such change.

3.6           Resignation Due to Change of Control.  The parties acknowledge that, given the particular enterprise and business of the Corporation, it is crucial and necessary that HUNT maintain a close relationship with the Corporation based on mutual loyalty, respect and trust. Accordingly, HUNT agrees that if he elects to resign based on the sole reason that there has been a “Change of Control” of the Corporation, then HUNT may give Notice of Resignation in writing to the Corporation. The Notice of Resignation must contain at least one (1) months’ notice and not more than two (2) months’ notice. HUNT must exercise this right within three (3) months of the takeover of control as referred to herein.

At the time of resignation, the Corporation shall be obligated to provide HUNT with a severance payment on the last day of employment which shall consist of the following amounts:

(a)           an amount equal to the amount, if any of any awards previously made to HUNT which have not been paid;

(b)           in lieu of further salary for periods subsequent to the Date of Termination or Date of Resignation, an amount which shall be calculated on the basis of twenty-four (24) months of HUNT’ salary plus accrued but unused paid time off, such payment calculated on HUNT’ annual salary at the highest rate in effect during the twelve (12) month period immediately preceding the Date of Resignation;

(c)           any unexercised stock options of the Corporation previously granted to HUNT shall remain outstanding until the end of the term they were granted. Upon receiving notice to exercise (the “Exercise Notice”) for any of the Remaining Options, the Corporation will provide HUNT, according to instruction given at such Exercise Notice, with the share certificate for such an exercise, within a reasonable time and no longer than seven (7) business days.

3.8           Termination for Cause.  At any time, upon written notice as required and as set forth below and upon a super majority vote of the Board of Directors (defined as 2/3 of the number of existing board members rounded down to the nearest integer), the Board of Directors may terminate this Agreement for cause. In the event the Board of Directors makes a determination that HUNT has engaged in actions or conduct described in subparagraphs (a) through (f) as set forth below, the Board of Directors shall provide HUNT thirty (30) days’ written notice thereof and an opportunity to cure the termination within the 30 day notice period. Upon such termination, the Corporation shall be released from any and all further obligations under this Agreement, except for base salary, benefits, paid time off and reimbursable expenses owing to HUNT through the termination date. The Corporation shall have no further obligation or liability to HUNT specifically, including, without limitation, the incentive bonus addressed in Section 2.2 of this Agreement and the severance benefit addressed in Sections 3.3 and 3.4 of this Agreement. HUNT’·obligations of noncompetition and nondisclosure of confidential information under Section 4 of this Agreement shall continue under the terms and conditions of this Agreement. For purposes of this Agreement, for cause termination of HUNT shall include, without limitation, the following:

(a)           disobedience of orders or directives of the Board of Directors of the Corporation or interference with the performance by other employees of their duties if such disobedience or interference either is of such a nature that no reasonable doubt can exist as to its adverse effect on the Corporation or continues after a specific instruction relating thereto have been given by or under the authority of the Board of Directors of the Corporation;

(b)           material acts of dishonesty, disloyalty or competition related to the business of the Corporation or its relationship with employees, clients, insurance carriers, vendors, or others with whom the Corporation does business, including, without limitation, the violation of any noncompetition or similar agreement with the Corporation;

(c)           refusal or failure to furnish significant information concerning the Corporation’s affairs as reasonably requested by or under the authority of the Board of Directors of the Corporation, or material falsification of such information;

(d)           any other action or course of conduct which has or reasonably will have an adverse effect on the Corporation or its business or financial position, if such action or course of conduct either is of such a nature that no reasonable doubt can exist as to its adverse effect of the Corporation or continues after specific instruction relating thereto has been given by or under the authority of the

Board of Directors of the Corporation;

(e)           conviction of a crime involving acts constituting fraud, embezzlement, intentional dishonesty, or similar conduct, or the conviction of a felony; or

(f)           substance, chemical, alcohol dependency, or addictions which in the good faith of the Board of Directors of the Corporation, impairs one’s ability to meet the responsibilities of his position.

4.           Noncompetition and Confidential Information.  HUNT acknowledges that his position with the Corporation is special, unique, and intellectual in character and his position in the Corporation will place him in a position of confidence and trust with employees and clients of the Corporation. In consideration or the compensation, rights and benefits provided for in this Agreement, HUNT agrees to the noncompetition and nondisclosure provisions set forth below.

4.1           Noncompetition.  During the employment term HUNT will not, without the written approval or consent of the Board of Directors, directly or indirectly:

(a)           whether as director, officer, consultant, principal employee, agent or otherwise, engage in or contribute HUNT’ knowledge and abilities to any business or entity in competition with the Corporation unless that competition and/or business originated from activities, business or personal relationships and/or assets controlled by or known to HUNT prior to HUNT’ employment with the Corporation;

(b)           employ or attempt to employ or assist anyone in employing any person who is an employee of the Corporation or was an employee of the Corporation during the previous two (2) year period; or

(c)           attempt in any manner to solicit from any client business of the type performed by the Corporation or persuade any client of the Corporation to cease doing business or reduce the amount of business that such client has customarily done with the Corporation.

4.2           Confidentiality.  HUNT acknowledges that he will have access to certain proprietary and confidential information of the Corporation and its clients, including, but not limited to, financial information of the Corporation. HUNT shall not use or disclose any confidential information during the term of this Agreement or for a period of two (2) years thereafter other than in connection with performing his services for the Corporation in accordance with this Agreement.

4.3           Confidential Information.

(a)           For purposes of this Agreement, “Confidential Information” shall mean information that the Corporation discloses to HUNT during the course of the parties’ business relationship. Confidential Information includes, without limitation, any and all proprietary and confidential information of either party, including, but not limited to, all intellectual property, including but not limited to patents, pending patents, patent applications, trademarks, copyrights and trade secrets; intangible assets; inventions; specifications; plans; formulas; prototypes; designs; drawings; diagrams; know-how; compilations; data; techniques; information relating to processes, technologies or theory; materials; business records; customer lists and the identity of customers; supplier agreements and the identity of suppliers; employee lists; partnership or joint venture agreements; license agreements; strategic information; financial statements or projects; business plans; marketing plans; operating plans; methods of conducting or obtaining business; pricing and cost information; policies and procedures; business and employment manuals; internal communications; business communications with clients, suppliers and affiliates; and any or all other information that may be disclosed by the Corporation to HUNT that HUNT knows, has reason to know, or reasonably should know is proprietary or confidential in nature.

(b)           Confidential Information shall not include any information however designated that “(i) is or subsequently becomes publicly available without HUNT’ breach of any obligation owed the Corporation; (ii) became independently known to HUNT on a non-confidential basis prior to the Corporation’s disclosure of such information to HUNT under the terms of this Agreement; (iii) become known to HUNT from a source other than the Corporation other than by the breach of an obligation of confidentiality owed to the Corporation; or (iv) is independently developed by HUNT.

(c)           HUNT may disclose Confidential Information of the Corporation in accordance with a judicial or other governmental order provided that HUNT either (i) gives the Corporation reasonable notice prior to such disclosure to allow the Corporation a reasonable opportunity to seek a protective order or equivalent, or (ii) obtains written assurance from the applicable judicial or governmental entity that it will afford the Confidential Information the highest level of protection afforded under applicable law or regulation.

4.5           Enforcement.  HUNT acknowledges that the restrictions set forth in this section are reasonable and necessary to protect the goodwill of the Corporation. If any of the covenants set forth are deemed to be invalid or unenforceable based upon the duration or otherwise, the parties contemplate that such provision shall be modified to make them enforceable to the fullest extent permitted by law. In the event of a breach or a threatened breach by HUNT of the provisions set forth in this section, HUNT acknowledges that the Corporation will be irreparably harmed and that monetary damages shall be an inefficient remedy to the Corporation. Therefore, HUNT consents to enforcement of this Section 4 by means of temporary and permanent injunction and other appropriate equitable relief in any competent court, in addition to any other remedies the Corporation may have under this Agreement or otherwise.

4.6           Intellectual Property.  The Corporation has employed HUNT so anything HUNT produces during the employment term is the property of the Corporation.  Any industry related writing, invention, design, system, process, development or discovery conceived, developed, created or made by HUNT alone or with others, during the period of his employment hereunder and applicable to the business of the Corporation, whether or not patentable, registerable, or copyrightable shall become the sole and exclusive property of the Corporation. HUNT shall disclose the same promptly and completely to the Corporation and shall during the period of his employment hereunder, and at any time and from time to time hereafter:

(a)           execute all documents requested by the Corporation for vesting in the Corporation the entire right, title and interest in and to the same,

(b)           execute all documents requested by the Corporation for filing such applications for and procuring patents, trademarks, service marks or copyrights as the Corporation, in its sole discretion, may desire to prosecute, and

(c)           give the Corporation all assistance it may reasonably require, including the giving of testimony in any suit, action, investigation or other proceeding, in order to obtain, maintain, and protect Corporation’s right therein and thereto.

5.           Post-Employment Obligations.

5.1           Company Property.  All records, files, lists, including computer generated lists, drawings, documents, equipment, and similar items relating to the Corporation’s business that HUNT shall prepare or receive from the Corporation shall remain the Corporation’s sole and exclusive property. Upon termination of this Agreement, HUNT shall promptly return to the Corporation all property of the Corporation in his possession. HUNT further represents that he will not copy or cause to be copied, print out, or cause to be printed out, any software, documents or other materials originating with or belonging to the Corporation.  HUNT additionally represents that, upon termination of his employment with the Corporation, he will not retain in his possession any such software, documents or other materials.

5.2           Cooperation.  HUNT agrees that both during and after his employment he shall, at the request of the Corporation, render all assistance and perform all lawful acts that the Corporation considers necessary or advisable in connection with any litigation involving the Corporation or any director, officer, employee, shareholder, agent, representative, consultant, client or vendor of the Corporation.

6.           Miscellaneous Provisions

6.1           Resolution of Disputes.  The parties agree that they will attempt in good faith to resolve through negotiation any dispute, claim or controversy arising out of or relating to this Agreement.  If the dispute is not resolved by these negotiations, the parties agree that any and all disputes, claims, or controversies arising out of or relating to this Agreement shall be submitted to a mutually acceptable mediator for resolution within forty-five (45) days of a written request for mediation submitted by a party. The parties will participate in the mediation in good faith and they will share equally in its costs, including the fees of the mediator.  All offers, promises, conduct and statements, whether oral or written, made in the course of the mediation by any of the parties, their agents, employees, experts and attorneys, and by the mediator or any employees, are confidential, privileged and inadmissible for any purpose, including impeachment, and any arbitration or other proceedings involving the parties, provided that evidence that is otherwise admissible or discoverable shall not be rendered inadmissible or nondiscoverable as a result of its use in the mediation. Any dispute, claim or controversy arising out of or relating to this Agreement or breach, termination, enforcement, interpretation or validity thereof, including the determination of the scope or applicability of this Agreement to mediate or arbitrate, not resolved by mediation shall be submitted for final and binding arbitration to a mutually acceptable arbitrator within forty-five (45) days of a written request for arbitration submitted by either party.  If the parties are unable to agree upon a mutually acceptable single arbitrator, the arbitration shall be conducted by a panel consisting of three (3) arbitrators. Each of the parties shall have the right to designate one arbitrator, and the two (2) arbitrators so designated shall, within a period of ten (10) days from the date of their selection, designate in writing the third arbitrator, who shall act as chairperson of the board of arbitration so formed. Judgment on the arbitration award may be entered in any court having jurisdiction. The prevailing party in arbitration shall be entitled to reimbursement from the other party of costs of arbitration, including without limitation, attorney fees and costs. The provisions of this Section 6.1 may be enforced by any court of competent jurisdiction, and the party seeking enforcement shall be entitled to an award of all costs, fees and expenses, including attorney’s fees to be paid by the party against whom enforcement is ordered. Notwithstanding the foregoing, any party may apply to a court of competent jurisdiction, for any temporary, preliminary, or permanent injunctive relief.  All parties acknowledge that each party’s obligation under this Agreement is unique and that if any party should default in its obligations under this Agreement, it would be extremely impracticable to measure the resulting damages. Accordingly, the non-defaulting party or parties, in addition to any other available rights or remedies, may sue in equity for specific performance and the parties each expressly waive the defense that a remedy in damages will be adequate.

6.2           Successors and Assigns.  Neither this Agreement nor any of HUNT’s rights, powers, duties, or obligations hereunder, may be assigned by HUNT. This Agreement shall be binding upon and inure to the benefit of HUNT and his heirs and legal representatives and the Corporation and its successors. This Agreement may be assigned by the Corporation to its successors. Successors of the Corporation shall include, without limitation, any company or companies acquiring, directly or indirectly, all or substantially all of the assets of the Corporation, whether by merger, consolidation, purchase, lease or otherwise and such successor shall thereafter be deemed the Corporation for the purposes hereof.

6.3           Waiver.  Any waiver or consent from the Corporation with respect to any term or provision of this Agreement or any other aspect of HUNT’s conduct or employment shall be effective only in the specific instance and for the specific purpose for which given and shall not be deemed, regardless of frequency given, to be further or a continuing waiver of consent. The failure or delay of the Corporation at any time or times to require performance of, or to exercise any of its powers, rights or remedies with respect to any term of provision of this Agreement or any other aspect of HUNT’s conduct or employment in no manner (except as otherwise expressly provided herein) shall affect the Corporation’s right at a later time to enforce any such term or provision.

6.4           Notices.  Any and all notices required or permitted to be given under this Agreement shall be sufficient if furnished in writing, either personally, by mail or by electronic transmission, to the parties. If mailed, such notice is deemed to be delivered two (2) days after being deposited in the United States mail, addressed to HUNT at his last known address on file with the Corporation or to the Corporation’s principal offices in Spokane, Washington. If sent by electronic transmission, the notice is deemed delivered when sent provided a transmittal sheet or other confirmation verifying receipt is received by the sender.

6.5           Amendment.  No amendment or modification of this Agreement shall be valid or effective, unless in writing and signed by the parties to this Agreement.

6.6           Entire Agreement.  This Agreement embodies the entire agreement of the parties hereto with respect to its subject matter and merges with and supersedes all prior discussions, agreements, commitments, or understandings of every kind and nature relating thereto, whether oral or written, between the Corporation and HUNT. Neither party shall be bound by any term or condition other than as expressly set forth herein.

6.7           Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Washington.

6.8           Legal Representation.  Michael A. Agostinelli of Lee & Hayes, PLLC, represents the Corporation. HUNT has been advised, and has had adequate time and opportunity, to seek independent legal counsel. HUNT acknowledges each of the following:

(a)           He has availed himself of the right to independent legal counsel or has voluntarily waived such right;

(b)           He has carefully read and fully understands all provision of this Agreement;

(c)           His decision to execute this Agreement has not been obtained by any duress and he freely and voluntarily enters into this Agreement;

(d)           He is competent to execute this Agreement; and

(e)           He has read this document in its entirety and fully understands the meaning, intent, and consequences of this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement on the date indicated below their signatures to be effective as of _______________, 2013.

HUNT MINING CORP.

By
	___________, Chair of Compensation Committee	MR. HUNT

	“Corporation”	“HUNT”